Fathom Digital Manufacturing Reports

Second Quarter 2022 Financial Results

Second Quarter 2022 Highlights

•
Revenue increased 17.0% to $42.0 million
•
Total orders were flat at $39.7 million
•
Net income totaled $34.0 million; adjusted net income1 totaled $1.2 million
•
Adjusted EBITDA1 increased to $8.7 million, representing an Adjusted EBITDA margin1 of 20.6%
•
Revised financial guidance for full year 2022

First Half 2022 Highlights

•
Revenue increased 24.3% to $82.5 million
•
Total orders increased approximately 8% to $83.5 million
•
Net income totaled $51.8 million; adjusted net loss1 totaled $0.8 million
•
Adjusted EBITDA1 was $14.8 million, representing an Adjusted EBITDA margin1 of 18.0%

HARTLAND, Wis., August 15, 2022 -- Fathom Digital Manufacturing Corp. (NYSE: FATH), an industry leader in on-demand digital manufacturing services, today announced financial results for the three and six months ended June 30, 2022.

	Three Months Ended		Six Months Ended
($ in thousands)	6/30/2022	6/30/2021	6/30/2022	6/30/2021
Revenue	$41,985	$35,872	$82,526	$66,406
Net income (loss)	$33,979	$(4,082)	$51,813	$(4,582)
Adjusted net income (loss)[1]	$1,192	$310	$(769)	$2,370
Adjusted EBITDA[1]	$8,668	$7,464	$14,846	$15,173
Adjusted EBITDA margin[1]	20.6%	20.8%	18.0%	22.8%

1 See “Non-GAAP Financial Information.” Reconciliations of non-GAAP financial measures are included in the appendix.

“In the second quarter, we built upon our proven history of growth and profitability as revenue rose 17% from continued growth in our strategic accounts and previous M&A activity while adjusted EBITDA increased 16.1% to $8.7 million, representing a leading industry margin,” said Ryan Martin, Fathom Chief Executive Officer. “We continue to benefit from our comprehensive manufacturing services by providing a diverse group of enterprise-level customers with timely, value-added solutions across both additive manufacturing and traditional manufacturing technologies. Our focus remains on investing in new technologies and expanding our breadth of leading offerings as we continue to take advantage of the positive long-term fundamentals of our business.”

Mr. Martin added, “For the full year, we have realigned our expectations with the current macro environment given the downshift in the broader economy. We continue to focus on strengthening our commercial team and expect to be in a strong position to achieve our go-forward growth target.”

Summary of Financial Results

Revenue for the second quarter of 2022 was $42.0 million compared to $35.9 million in the second quarter of 2021, an increase of $6.1 million, or 17.0%, of which approximately $3.6 million was organic and $2.5 was from acquisitions completed in Q2 2021. For the six months ended June 30, 2022, revenue increased 24.3% to $82.5 million from $66.4 million for the six months ended June 30, 2021.

Gross profit for the second quarter of 2022 totaled $15.5 million, or 37.0% of revenue, compared to $13.5 million, or 37.6% of revenue, in the second quarter of 2021. Gross profit for the six months ended June 30, 2022 was $27.5 million, or 33.4% of revenue, which includes approximately $3.7 million in non-cash purchase accounting adjustments, compared to $26.9 million, or 40.5% of revenue, for the same period in 2021.

Net income for the second quarter of 2022 was $34.0 million compared to a net loss of $4.1 million in the second quarter of 2021. Excluding acquisition costs, stock compensation expense, the revaluation of Fathom warrants and earnout shares, and other costs, Fathom reported adjusted net income in the second quarter of 2022 of $1.2 million compared to adjusted net income of $0.3 million for the same period in 2021.

Net income for the six months ended June 30, 2022 was $51.8 million compared to a net loss of $4.6 million for the same period in 2021. For the six months ended June 30, 2022, the adjusted net loss was $0.8 million compared to adjusted net income of $2.4 million for the same period in 2021.

Adjusted EBITDA for the second quarter of 2022 increased to $8.7 million from $7.5 million for the same period in 2021 primarily due to higher volumes partially offset by the incurrence of public company expenses totaling approximately $2.4 million. The Adjusted EBITDA margin in the quarter was 20.6% compared to 20.8% in the second quarter of 2021.

For the six months ended June 30, 2022, Adjusted EBITDA and Adjusted EBITDA margin were $14.8 million and 18.0%, respectively, compared to $15.2 million and 22.8%, respectively, for the same period in 2021.

Revised 2022 Outlook

For 2022, Fathom currently expects year-over-year revenue growth of approximately 8% to 12% for a range between $165 million and $171 million. Fathom also expects Adjusted EBITDA to range between $32 million and $36 million, representing year-over-year growth of approximately (7%) to 5% and an implied Adjusted EBITDA margin of 19.4% to 21.1%. Fathom’s current guidance, as of August 15, 2022, excludes the impact of any potential new acquisitions.

Conference Call

Fathom will host a conference call on Monday, August 15, 2022, at 8:30 am Eastern Time. The dial-in number for callers in the U.S. is +1-844-200-6205 and the dial-in number for international callers is +1-929-526-1599. The access code for all callers is 489270. The conference call will be broadcast live over the Internet and include a slide presentation. To access the webcast and supporting materials, please visit the investor relations section of Fathom’s website at https://investors.fathommfg.com.

A replay of the conference call can be accessed through August 22, 2022, by dialing +1-866-813-9403 (US) or +1-226-828-7578 (international), and then entering the access code 896018. The webcast will also be archived on Fathom’s website.

About Fathom Digital Manufacturing

Fathom is one of the largest on-demand digital manufacturing platforms in North America, serving the comprehensive product development and low- to mid-volume manufacturing needs of some of the largest and most innovative companies in the world. With more than 25 unique manufacturing processes and a national footprint with nearly 450,000 square feet of manufacturing capacity across 12 facilities, Fathom seamlessly blends in-house capabilities across plastic and metal additive technologies, CNC machining, injection molding and tooling, sheet metal fabrication, and design and engineering. With more than 35 years of industry experience, Fathom is at the forefront of the Industry 4.0 digital manufacturing revolution, serving clients in the technology, defense, aerospace, medical, automotive and IOT sectors. To learn more, visit https://fathommfg.com/.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Fathom Digital Manufacturing Corporation (“Fathom”) that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our business combination with Altimar Acquisition Corp. II; changes in general economic conditions, including as a result of the COVID-19 pandemic; the outcome of litigation related to or arising out of the business combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; costs related to the business combination and additional factors discussed in Fathom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2022 as well as Fathom’s other filings with the SEC. If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that Fathom does not presently know or that Fathom currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Fathom’s expectations, plans or forecasts of future events and views as of the date of this press release. These forward-looking statements should not be relied upon as representing Fathom’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Fathom undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, including with respect to the revised financial guidance for full year 2022 contained herein, whether as a result of future developments, subsequent events or circumstances or otherwise, except as required by law.

Non-GAAP Financial Information
This press release includes Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted Net Income as net income (loss) before the impact of any increase or decrease in the estimated fair value of the company’s warrants or earnout shares. We define and calculate Adjusted EBITDA as net income (loss) before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: stock-based compensation, transaction-related costs, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of transaction-related costs), non-cash (for example, in the case of depreciation, amortization and stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense). Adjusted EBITDA margin represents Adjusted EBITDA divided by total revenue. We include these non-GAAP financial measures because they are used by management to evaluate Fathom’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

Information reconciling forward-looking Adjusted EBITDA to GAAP financial measures is unavailable to Fathom without unreasonable effort. The company is not able to provide reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of Fathom's control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to Fathom without unreasonable effort. Fathom provides a range for its Adjusted EBITDA forecast that it believes will be achieved, however it cannot accurately predict all the components of the Adjusted EBITDA calculation. Fathom provides an Adjusted EBITDA forecast because it believes that Adjusted EBITDA, when viewed with the company's results under GAAP, provides useful information for the reasons noted above. However, Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity.

Contact:

Michael Cimini

Director, Investor Relations

Fathom Digital Manufacturing

(262) 563-5575

michael.cimini@fathommfg.com

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

($ in thousands)

	Three months ended		Six months ended
	June 30, 2022 (Successor)	June 30, 2021 (Predecessor)	June 30, 2022 (Successor)	June 30, 2021 (Predecessor)

Revenue	$41,985	$35,872	$82,526	$66,406
Cost of revenue	26,437	22,376	54,981	39,499
Gross profit	15,548	13,496	27,545	26,907
Operating expenses
Selling, general, and administrative	11,617	8,760	26,381	16,430
Depreciation and amortization	4,452	2,535	8,968	5,207
Total operating expenses	16,069	11,295	35,349	21,637
Operating (loss) income	(521)	2,201	(7,804)	5,270
Interest expense and other (income) expense
Interest expense	1,858	2,310	3,332	4,424
Other expense	129	7,110	195	8,650
Other income	(36,108)	(3,206)	(63,223)	(3,300)
Total interest expense and other (income) expense, net	(34,121)	6,214	(59,696)	9,774
Net income (loss) before income tax	$33,601	$(4,013)	$51,892	$(4,504)
Income tax (benefit) expense	(378)	69	79	78
Net income (loss)	$33,979	$(4,082)	$51,813	$(4,582)
Net loss attributable to Fathom OpCo non-controlling interest	(442)	-	(5,702)	-
Net income attributable to controlling interest	34,421	(4,082)	57,515	(4,582)
Comprehensive income (loss):
Loss from foreign currency translation adjustments	-	2	(107)	(105)
Comprehensive income (loss), net of tax	$34,421	$(4,080)	$57,408	$(4,687)
Weighted average Class A common shares outstanding
Basic	52,259,885		51,530,961
Diluted	135,524,773		135,305,168

Q2 2022 Revenue by Product Line

	Reported Three Months Ended
($ in thousands)	6/30/2022	% Revenue	6/30/2021	% Revenue	% Change
Revenue By Product Line
Additive manufacturing	$4,410	10.5%	$4,302	12.0%	2.5%
Injection molding	$7,093	16.9%	$6,492	18.1%	9.3%
CNC machining	$14,584	34.7%	$11,072	30.9%	31.7%
Precision sheet metal	$14,751	35.1%	$12,093	33.7%	22.0%
Other revenue	$1,147	2.7%	$1,913	5.3%	-40.0%
Total	$41,985	100%	$35,872	100%	17.0%

First Half 2022 Revenue by Product Line

	Reported Six Months Ended
($ in thousands)	6/30/2022	% Revenue	6/30/2021	% Revenue	% Change
Revenue By Product Line
Additive manufacturing	$8,559	10.4%	$8,842	13.3%	-3.2%
Injection molding	$13,908	16.8%	$13,129	19.8%	5.9%
CNC machining	$27,910	33.8%	$15,903	23.9%	75.5%
Precision sheet metal	$29,434	35.7%	$25,210	38.0%	16.8%
Other revenue	$2,715	3.3%	$3,322	5.0%	-18.3%
Total	$82,526	100%	$66,406	100%	24.3%

Consolidated Balance Sheets

($ in thousands)

	Period Ended
	June 30, 2022	December 31, 2021
Assets	(unaudited)
Current assets
Cash	$11,118	$20,357
Accounts receivable, net	26,402	25,367
Inventory	14,100	13,165
Prepaid expenses and other current assets	3,802	1,836
Total current assets	55,422	60,725
Property and equipment, net	46,908	44,527
Right-of-use operating lease assets, net	8,081	-
Right-of-use financing lease assets, net	2,363	-
Intangible assets, net	260,483	269,622
Goodwill	1,188,441	1,189,464
Other non-current assets	1,415	2,036
Total assets	$1,563,113	$1,566,374
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$11,468	$9,409
Accrued expenses	7,254	5,957
Current operating lease liability	2,976	-
Current financing lease liability	190	-
Contingent consideration	700	2,748
Current portion of debt	31,179	29,697
Other current liabilities	3,767	2,058
Total current liabilities	57,534	49,869
Long-term debt, net	117,677	120,491
Fathom earnout shares liability	27,690	64,300
Sponsor earnout shares liability	4,090	9,380
Warrant liability	13,300	33,900
Noncurrent contingent consideration	-	850
Noncurrent operating lease liability	5,160	-
Noncurrent financing lease liability	2,227	-
Deferred tax liability	12,335	17,570
Other noncurrent liabilities	-	4,655
Payable to related parties pursuant to the tax receivable agreement (includes $4,440 and $4,600 at fair value, respectively)	9,400	4,600
Total liabilities	249,413	305,615
Commitments and Contingencies:
Redeemable non-controlling interest in Fathom OpCo	749,615	841,982
Shareholders' Equity:
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; 61,596,519 issued and outstanding as of June 30, 2022 and 50,785,656 issued and outstanding as of December 31, 2021	6	5
Class B common stock, $0.0001 par value; 180,000,000 shares authorized; 74,014,640 shares issued and outstanding as of June 30, 2022 and 84,294,971 shares issued and outstanding as of December 31, 2021	7	8
Class C common stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Preferred Stock, $.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021	-	-
Treasury stock, at cost; 301,302 and 0 shares as of June 30, 2022 and December 31, 2021, respectively	(2,258)	-
Additional paid-in-capital	556,417	466,345
Accumulated other comprehensive loss		-
Retained earnings (Accumulated deficit)	9,913	(47,581)
Shareholders’ equity attributable to Fathom Digital Manufacturing Corporation	564,085	418,777
Total Liabilities, Shareholders’ Equity, and Redeemable Non-Controlling Interest	$1,563,113	$1,566,374

Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss)

($ in thousands)	Q2 2022	Q2 2021	1H 2022	1H 2021
Net income (loss)	$33,979	($4,082)	$51,813	($4,582)
Acquisition expenses[1]	-	2,876	-	4,045
Stock compensation	1,796	-	3,926	-
Inventory step-up amortization	-	-	3,241	277
Change in fair value of warrant liability[2]	(12,500)	-	(20,600)	-
Change in fair value of earnout share liability[2]	(22,930)	-	(41,900)	-
Change in fair value of tax receivable agreement (TRA)	(200)	-	(200)	-
Integration, non-recurring, non-operating, cash, and non-cash costs[3]	1,047	1,516	2,951	2,630
Adjusted net income (loss)	$1,192	$310	($769)	$2,370

1 Represents expenses incurred related to business acquisitions; 2 Represents the impacts from the change in fair value related to both the earnout share liability and the warrant liability associated with the business combination completed on December 23, 2021; 3 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA

($ in thousands)	Q2 2022	Q2 2021	1H 2022	1H 2021
Net income (loss)	$33,979	($4,082)	$51,813	($4,582)
Depreciation and amortization	5,996	4,099	12,204	7,625
Interest expense, net	1,858	2,310	3,332	4,424
Income tax expense	(378)	69	79	78
Acquisition expenses[1]	-	2,876	-	4,045
Inventory step-up amortization	-	-	3,241	277
Stock compensation	1,796	-	3,926	-
Change in fair value of warrant liability[2]	(12,500)	-	(20,600)	-
Change in fair value of earnout share liability[2]	(22,930)	-	(41,900)	-
Change in fair value of tax receivable agreement (TRA)	(200)	-	(200)	-
Contingent consideration[3]	-	(1,355)	-	(1,355)
Loss on extinguishment of debt[4]	-	2,031	-	2,031
Integration, non-recurring, non-operating, cash, and non-cash costs[5]	1,047	1,516	2,951	2,630
Adjusted EBITDA	$8,668	$7,464	$14,846	$15,173

1 Represents expenses incurred related to business acquisitions; 2 Represents the impacts from the change in fair value related to both the earnout share liability and the warrant liability associated with the business combination completed on December 23, 2021; 3 Represents the change in fair value of contingent consideration payable to former owners of acquired businesses; 4 Represents amounts paid to refinance debt in April of 2021; 5 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, and management fees paid to our principal owner.